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03013014

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SEC FILE NUMBER
8-50521

SECURITI[...]N

ANNUAL AUDITED R[...]
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 AND ENDING 12/31/2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Peregrine Financials & Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 South LaSalle Street, 7th Floor
(No. and Street)

CHICAGO	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAMONA THOMAS	312-775-3554
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court	Glendale Heights	IL	60139
(Street)	(City)	(State)	(Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas E. Pearson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Peregrine Financials & Securities, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.

T. E. Pearson
Thomas Pearson

Chief Financial Officer

27 Feb 03
Date

Christine G Putrim
Notary ~~Public~~

Official Seal
CHRISTINE G. PUTRIM
Notary Public - State of Illinois
My Commission Expires Apr. 3, 2004

PEREGRINE FINANCIALS & SECURITIES, INC.
FORM X—17a—5 PART 11A
OF THE
SECURITIES AND EXCHANGE COMMISSION
FOCUS REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2002

TABLE OF CONTENTS

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants

567 James Court
Glendale Heights, IL 60139-3206
Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Peregrine Financials & Securities, Inc.
190 South LaSalle Street, 7th Floor
Chicago, Illinois 60606

We have audited the accompanying statement of financial condition of Peregrine Financials & Securities, Inc. (an Iowa Corporation) as of December 31, 2002 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Peregrine Financials & Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period ended in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 through 18 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiMaggio, Veraja & Company LLC

Glendale Heights, Illinois
February 18, 2003

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA [12]

(Read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

PEREGRINE FINANCIALS & SECURITIES, INC. [13]

SEC FILE NO

8-50521 [14]

FIRM ID NO

43992 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

190 S. LASALLE STREET, 7TH FLOOR [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

1/1/2002 [24]

AND ENDING (MM/DD/YY)

12/31/2002 [25]

CHICAGO [21] IL [22] 60603 [23]

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAMONA THOMAS [30]

(Area Code)---Telephone No.

(312) 775-3554 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]

OFFICIAL USE

[33]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNT? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDIT REPORT? [X] [42]

The accompanying notes are an integral part of these financial statements

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DIMAGGIO, VERAJA & COMPANY, LLC [70]

ADDRESS

567 James Court [71]	Glendale Heights [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
50	51	52	53				

SEC 1696 2 of 16

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: PEREGRINE FINANCIALS & SECURITIES, INC. [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MMDDYY): 12/31/2002 [99]
SEC FILE NO. 8-50521 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

		Allowable		Non-Allowable		Total	
1. Cash		$ 94,687	200			$ 94,687	750
2. Receivables from brokers or dealers:							
A. Clearance account		0	295				
B. Other		328,501	300	$ 81,430	550	409,931	810
3. Receivables from non-customers		0	355	70,506	600	70,506	830
4. Securities and spot commodities owned, at market value:							
A. Exempted securities		0	418				
B. Debt securities		0	419				
C. Options		0	420				
D. Other securities		0	424				
E. Spot commodities		0	430			0	850
5. Securities and/or other investments not readily marketable:							
A. At cost	$ 0 [130]						
B. At estimated fair value		0	440	0	610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		0	460	0	630	0	880
A. Exempted securities	$ 0 [150]						
B. Other securities	$ 0 [160]						
7. Secured demand notes: market value of collateral:		0	470	0	640	0	890
A. Exempted securities	$ 0 [170]						
B. Other securities	$ 0 [180]						
8. Memberships in exchanges:							
A. Owned, at market	$ 0 [190]						
B. Owned, at cost		**		0	650		
C. Contributed for use of the company, at market value				0	660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated parterships		0	480	18,257	670	18,257	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		0	490	271,038	680	271,038	920
11. Other assets		0	535	0	735	0	930
12. TOTAL ASSETS		$ 423,188	540	$ 441,231	740	$ 864,419	940

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: PEREGRINE FINANCIALS & SECURITIES, INC. as of: December 31, 2002

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities			A.I. Liabilities *		Non-A.I. Liabilities *		Total	
13. Bank loans payable			$ 0	1045	$ 0	1255	$ 0	1470
14. Payable to brokers or dealers:								
A. Clearence account			173,680	1114	0	1315	173,680	1560
B. Other			0	1115	0	1305	0	1540
15. Payable to non customers:			119,065	1155	0	1355	119,065	1610
16. Securities sold not yet purchased at market value					0	1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other			0	1205	0	1385	0	1685
18. Notes and mortgages payable:								
A. Unsecured			0	1210			0	1690
B. Secured			0	1211	0	1390	0	1700
19. Liabilities subordinated to claims of general creditors:								
A. Cash borrowings					0	1400	0	1710
1. from outsiders	$ 0	970						
2. Includes equity subordination(15c3-1 (d)) of	$ 0	980						
B. Securities borrowings, at market value					0	1410	0	1720
from outsiders	$ 0	990						
C. Pursuant to secured demand note collateral agreements					0	1420	0	1730
1. from outsiders	$ 0	1000						
2. Includes equity subordination(15c3-1 (d)) of	$ 0	1010						
D. Exchange memberships contributed for use of company, at market value					0	1430	0	1740
E. Accounts and other borrowings not not qualified for net capital purposes			0	1220	0	1440	0	1750
20. TOTAL LIABILITIES			292,745	1230	0	1450	292,745	1760

Ownership Equity

			Total	
21. Sole proprietorship			0	1770
22. Partnership (limited partners)	0	1020	0	1780
23. Corporation:				
A. Preferred stock			0	1791
B. Common stock			825,000	1792
C. Additional paid-in capital			0	1793
D. Retained earnings			(253,326)	1794
E. Total			571,674	1795
F. Less capital stock in treasury			0	1796

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total	
24. TOTAL OWNERSHIP EQUITY			571,674	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			864,419	1810

The accompanying notes are an integral part of these financial statements

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:
PEREGRINE FINANCIALS & SECURITIES, INC.

For the period from 01/01/2002 [3932] to 12/31/2002 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 127,201	3935
b. Commissions on listed option transactions			1,649,661	3938
c. All other securities commissions			4,023,301	3939
d. Total securities commissions			5,800,163	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange			0	3945
b. From all other trading			0	3949
c. Total gain (loss)			0	3950
3. Gains or losses on firm securities investment accounts			0	3952
4. Profit or (loss) from underwriting and selling groups			0	3955
5. Revenue from sale of investment company shares			0	3970
6. Commodities revenue			0	3990
7. Fees for account supervision, investment advisory and administrative services			205,786	3975
8. Other revenue			0	3995
9. Total revenue			$ 6,005,949	4030

EXPENSES

10. Salaries and other employment costs for general partners, and voting stockholder officers			$ 0	4120
11. Other employee compensation and benefits			491,757	4115
12. Commissions paid to other broker-dealers			4,871,347	4140
13. Interest expense			4,548	4075
a. Includes interest on accounts subject to subordination agreements	0	4070		
14. Regulatory fees and expenses			81,881	4195
15. Other expenses			521,241	4100
16. Total expenses			$ 5,970,774	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$ 35,175	4210
18. Provision for Federal income taxes (for parent only)			0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			0	4222
a. After Federal income taxes of	$ 0	4238		
20. Extraordinary gains (losses)			0	4224
a. After Federal income taxes of	0	4239		
21. Cumulative effect of changes in accounting principles			0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 35,175	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items			$ (11,334)	4211

The accompanying notes are an integral
part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

BROKER OR DEALER: PEREGRINE FINANCIALS & SECURITIES, INC.

For the period from 1/ 1/2002 to 12/31/2002

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 536,499	4240
A. Net income (loss)			35,175	4250
B. Additions (Includes non-conforming capital of	$ 0	4262	0	4260
C. Deductions (Includes non-conforming capital of	$ 0	4272	0	4270
2. Balance, end of period (From item 1800)			$ 571,674	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases	0	4310
B. Decreases	0	4320
4. Balance, end of period (From item 3520)	$ 0	4330

The accompanying notes are an integral part of these financial statements

PEREGRINE FINANCIALS SECURITIES, INC.
(an Iowa corporation)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	35,176
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		5,687
(Increase)/decrease in assets		
Receivables from brokers or dealers (allowable)		(65,093)
Receivables from brokers or dealers (non-allowable)		3,845
Receivables from noncustomers		(12,356)
Other assets		(20,409)
Increase/(decrease) in liabilities		
Payable to brokers or dealers		32,381
Payable to noncustomers		(59,790)
Accounts payable and accrued liabilities		45,577
		(34,982)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture and fixtures		(9,554)
NET INCREASE IN CASH		(44,536)
CASH AT BEGINNING OF PERIOD		139,223
CASH AT END OF PERIOD	$	94,687
Interest paid	$	4,548

The accompanying notes are an integral part of these financial statements

PEREGRINE FINANCIALS & SECURITIES, INC.
(an Iowa corporation)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Peregrine Financials and Securities, Inc. (The Corporation) began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in December 1998. In this capacity, it executes agency transactions for its customers.

In the normal course of its business, the Corporation enters into financial transactions where the risk of potential loss due to change in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The nature of these risks is described in the footnote describing the transaction.

At December 31, 2002, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

Basis of Accounting

The Corporation's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Corporation maintains its cash in bank deposits, which, at times, may exceed federally insured limits of $100,000. At December 31, 2002, the Corporation's cash in bank deposits exceeded federally insured limits by $8,638. The Corporation believes it is not exposed to any significant credit risk on cash.

Accounts Receivable

Accounts are charged to bad debt expense, as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2002, no allowance for uncollectible accounts was considered necessary.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in net income.

Securities Transactions

Customers' securities transactions are reported on a trade date basis, with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value.

Advertising and Promotion

The Corporation expenses advertising costs as they are incurred. During the year ended December 31, 2002, these costs amounted to $4,506.

Accrued Employee Absences

The Corporation has not accrued for employee absences because the amount cannot be reasonably estimated and is believed would be immaterial.

Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed over the straight-line method, which conforms to U.S. generally accepted accounting principles. The useful lives of property and equipment for purposes of computing depreciation are as follows:

Furniture and fixtures	7 years
Software	3 years
Equipment	3-5 years

Depreciation and amortization expense of property and equipment charged to operations was $5,687 for the year ended December 31, 2002. The major classes of fixed assets are as follows:

Asset Class	Cost	Accumulated Depreciation
Furniture and fixtures	$ 7,840	$ 1,757
Software	5,164	3,389
Equipment	13,863	3,464
Total	$26,867	$8,610

NOTE 2 – CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2002, were as follows:
Common stock, no par value: authorized 1,000,000 shares, 564,000 shares issued and outstanding.

NOTE 3– RELATED PARTY TRANSACTIONS

PFG, which shares common ownership with the Corporation, provides facilities management services for the Corporation. These fees include rent, accounting and cash management services. The Corporation reimburses PFG on a regular basis. The total of these charges expensed during the year ended December 31, 2002 was $826,844, of which, $764,780 was paid during the year then ended, with a payable at year-end of $62,064.

Receivables from noncustomers include commission advances to brokers in the amount of $51,309, and a note payable from a former broker in the amount of $19,196. This note accrues interest in the amount of 18% annually. Imputed interest on this loan amounted to $3,141 during 2002.

NOTE 4 – EMPLOYEE BENEFIT PLANS

Substantially all the Company's employees are covered by an affiliate's defined contribution retirement plan. This plan is funded on an annual basis from current contributions, which are made at the affiliate's discretion. Employees may make contributions to the plan on a voluntary basis, however; the Corporation has no contribution obligation under the plan.

NOTE 5 – NET CAPITAL REQUIREMENTS

At December 31, 2002, the Corporation's net capital as computed pursuant to the rules of the National Securities Dealers Association was $125,859, which was $25,859 more than the minimum net capital requirement of $100,000.

NOTE 6 – INCOME TAXES

The Corporation has net loss carry forwards for tax purposes which, if not used against taxable income, expire in varying amounts through 2020. The Corporation accounts for income taxes in accordance with Statement of financial Accounting Standards No. 109 Accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax law and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

As of December 31, 2002, the approximate income tax benefit arising from the net loss carry forwards was $162,598. The Corporation has reviewed the components of its deferred tax assets and has determined that it is more likely than not that the asset will be realized.

For the year ended December 31, 2002, the deferred tax liability arising primarily from depreciation expense differences was immaterial.

NOTE 7 – CONTINGENCIES

The Corporation is involved in various legal actions arising in the normal course of business. Management cannot predict the outcome of these legal actions or estimate the amount of any loss that may result. However, Management believes that losses resulting from these matters, if any, would not have a material effect on the financial position of the Corporation. Accordingly, no provision for any contingent liabilities that may result has been made in the financial statements.

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Corporation introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in relation for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Corporation has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Corporation's customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

As an introducing broker, the Corporation holds no customer cash or securities balances. Securities transactions are processed by clearing brokers on a fully disclosed basis. Due to the nature of their operations, the Corporation may have significant credit exposure due to the potential inability of their customers to meet their commitments, pursuant to securities transactions, which can be directly impacted by volatile trading markets. These activities may expose the Corporation to off balance sheet risk in the event the customer is unable to fulfill its contracted obligations, which may require the Corporation purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Corporation's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Corporation has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer, and/or other counter party with which it conducts business.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

BROKER OR DEALER: PEREGRINE FINANCIALS & SECURITIES, INC. **as of:** December 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 571,674	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			571,674	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			$ 571,674	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 441,231	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(441,231)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			$ 130,443	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	4,584	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	(4,584)	3740
10. Net Capital			$ 125,859	3750

NOTE: There were no material differences between the unaudited focus report and the audited financial statements in the computation of net capital.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: PEREGRINE FINANCIALS & SECURITIES, INC. **as of:** December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 19,516	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14. Excess net capital (line 10 less 13)			$ 25,859	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 96,584	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 292,745	3790
17. Add:				
A. Drafts for immediate credit	$ 0	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
C. Other unrecorded amounts (List)	$ 0	3820		
			$ 0	3830
19. Total aggregate indebtedness			$ 0	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% .00	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			% 233.00	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 0	3880
24. Net capital requirement (greater of line 22 or 23)	$ 0	3760
25. Excess net capital (line 10 less line 24)	$ 0	3910
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$ 0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: PEREGRINE FINANCIALS & SECURITIES, INC. **as of:** December 31, 2002

Exemptive Provision Under Rule 15c3-3

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

A. (k) (1) - $2,500 capital category as per Rule 15c3-1	0	4550
B. (k) (2)(A) - "Special Account for the exclusive Benefit of customers" maintained	0	4560
C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm ABN AMRO INCORPORATED 8-32746 [4335]	0	4570
D. (k) (3) - Exempted by order of the Commission	0	4580

Ownership Equity and Subordinate Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital

Type of Proposed withdrawal or Accrual See below for code to enter		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (yes or no)	
0	4600		4601	Out	4602	0	4603		4604	No	4605
						$ 0	4699*				

Instructions: Detail listing must include the total of items maturing during the six month period following the report data, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1 (c)(2)(iv), which could be required by the lender on demand or in less than six months

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1 (c) (2) (iv) Liabilities

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants

567 James Court
Glendale Heights, IL 60139-3206
Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors
Peregrine Financials & Securities, Inc.
190 South LaSalle Street, 7th Floor
Chicago, Illinois 60606

In planning and performing our audit of the financial statements of Peregrine Financials & Securities, Inc. for the year ending December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Corporation in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements or prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility for are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Peregrine Financials & Securities, Inc.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Dmaggio, Veraja & Company LLC

Glendale Heights, Illinois

February 18, 2003